Exhibit 99.1

News Release

For Immediate Release

WEST FRASER AND MERCER ANNOUNCE DISSOLUTION OF CARIBOO PULP AND PAPER JOINT VENTURE

VANCOUVER, B.C., April 2, 2024 – West Fraser Timber Co. Ltd. (“West Fraser”) (TSX and NYSE: WFG) and Mercer International Inc. (“Mercer”) (NASDAQ: MERC) announced today an agreement to dissolve their 50/50 joint venture in Cariboo Pulp and Paper. West Fraser will continue as the sole owner/operator of the mill, doing business as Cariboo Pulp and Paper Company.

Located in Quesnel, British Columbia, Cariboo Pulp and Paper has the capacity to produce up to 340,000 tonnes of high-quality Northern Bleached Softwood Kraft (NBSK) pulp annually, employing nearly 300 people.

“Cariboo Pulp is an important member of the West Fraser family of mills,” said Sean McLaren, West Fraser’s President & CEO. “This agreement better positions West Fraser to support the mill and provides ongoing certainty to our talented workforce.”

Commenting on the agreement, Juan Carlos Bueno, Mercer CEO, said: “We acquired our non-core interest in Cariboo Pulp as a result of our acquisition of the Mercer Peace River mill in 2018. After reviewing this asset in light of our strategic priorities, we determined that this dissolution will allow us to redeploy and direct resources to areas that are better aligned with our long-term focus.”

No termination or other amounts are payable by either company in connection with the termination of the joint venture. Mercer will retain certain finished product inventory in connection with the transaction. Mercer expects to recognize a non-cash impairment in the first quarter in connection with the dissolution of the joint venture, based on the net carrying value of such interest.

Cariboo Pulp and Paper is a pillar of the Quesnel forestry community and has been in operation since 1972.

About West Fraser

West Fraser is a diversified wood products company with more than 60 facilities in Canada, the United States, the United Kingdom and Europe. From responsibly sourced and sustainably managed forest resources, West Fraser produces lumber, engineered wood products (OSB, LVL, MDF, plywood, and particleboard), pulp, newsprint, wood chips, other residuals and renewable energy. West Fraser’s products are used in home construction, repair and remodelling, industrial applications, papers, tissue, and box materials. For more information about West Fraser, visit www.westfraser.com.

About Mercer International Inc.

Mercer International Inc. is a global forest products company with operations in Germany, the United States and Canada with consolidated annual production capacity of 2.3 million tonnes of pulp, 960 million board feet of lumber, 210,000 cubic meters of cross-laminated timber, 45,000 cubic meters of glulam, 17 million pallets and 230,000 metric tonnes of biofuels.

Forward-Looking Statements

This news release contains forward-looking information or forward-looking statements (collectively, “forward looking statements”) within the meaning of applicable securities laws. These forward-looking statements include, among other things, in the case of West Fraser, West Fraser continuing as sole owner/operator of mill, the annual production capacity of the mill and the better positioning of West Fraser to support the mill, and, in the case of Mercer, the redeployment resources by Mercer to areas better aligned with its long-term focus and anticipated impairment charge. Any such forward-looking statements are based on information currently available to West Fraser and Mercer and are based on assumptions and analyses made by each of West Fraser and Mercer considering their respective experience and perception of historical trends and current conditions and are subject to inherent risks and uncertainties including the potential impact of the announcement or completion of the transaction on relationships, including regulatory bodies, employees, suppliers, customers and competitors. Readers should also refer, in the case of West Fraser, to the risk factors set forth in West Fraser’s annual information form and management’s discussion and analysis for the year ended December 31, 2023, each dated February 14, 2024, available at SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov/edgar) and, in the case of Mercer, to the risk factors set forth in Mercer’s annual report on Form 10-K and the management’s discussion and analysis therein for the year ended December 31, 2023, dated February 15, 2024, available at EDGAR (www.sec.gov/edgar). There can be no assurance that the plans, intentions, or expectations upon which forward-looking statements are based will be realized. Actual results may differ, and the difference may be material and adverse to West Fraser and its shareholders or to Mercer and its shareholders. Except as may be required by law, West Fraser and Mercer undertake no obligation to publicly update or revise any forward-looking statements.

For Additional Information:

MERCER INTERNATIONAL INC.	WEST FRASER TIMBER CO. LTD.

William D. McCartney Interim Chairman (604) 684-1099	Robert B. Winslow, CFA Director, Investor Relations & Corporate Development (416) 777-4426 shareholder@westfraser.com

Juan Carlos Bueno Chief Executive Officer (604) 684-1099	Joyce Wagenaar Director, Communications (604) 817-5539 media@westfraser.com